SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                                to

Commission file number 1-82

PHELPS DODGE EMPLOYEE SAVINGS PLAN

PHELPS DODGE CORPORATION

One North Central Avenue
Phoenix, Arizona  85004

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

PHELPS DODGE EMPLOYEE SAVINGS PLAN

Date:  June 29, 2007                                                                                              By: /s/C. Donald Whitmire Jr.
C. Donald Whitmire Jr.
Vice President & Controller

Phelps Dodge Employee Savings Plan
Index
December 31, 2006 and 2005
		Page

Report of Independent Registered Public Accounting Firm		1

Statements of Net Assets Available for Benefits		2

Statement of Changes in Net Assets Available for Benefits		3

Notes to Financial Statements		4

Supplemental Information:
I.	Schedule of Assets (Held at End of Year) at December 31, 2006	11

Exhibits:
23	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee and Participants
of the Phelps Dodge Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Phelps Dodge Employee Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
June 29, 2007

Phelps Dodge Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005
(in thousands)

	2006	2005
Assets
Investments at fair value:
Interest in the Phelps Dodge Corporation Master
Trust, at fair value (see Note 2)	$581,541	$541,602
Investments	226,085	158,404
Total investments	807,626	700,006

Receivables:
Participant contributions receivable	1,149	958
Employer contributions receivable	998	1,089
Employer profit sharing contribution receivable	19,240	18,857
Total receivables	21,387	20,904

Net assets available for benefits, at fair value	829,013	720,910

Adjustment from fair value to contract value for interest
in the Phelps Dodge Corporation Master Trust relating
to fully benefit-responsive investment contracts	1,982	1,075

Net assets available for benefits	$830,995	$721,985

The accompanying notes are an integral part of these financial statements.

Phelps Dodge Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006
(in thousands)

Additions to net assets attributed to:
Investment income:
Plan interest in Phelps Dodge Corporation
Master Trust investment income	$66,436

Net appreciation in fair value of investments:
Common stocks	71,343
Mutual funds	4,034
Net appreciation in fair value of investments	75,377

Dividends and interest	9,295

Net investment income	151,108

Contributions:
Participant contributions	33,201
Employer matching contributions	13,942
Employer profit sharing contribution	19,240
Total contributions	66,383

Total additions, net	217,491

Deductions from net assets attributed to:
Distributions to participants and beneficiaries	108,475
Administrative expenses	7
Total deductions	108,482

Increase in net assets prior to transfer	109,009

Transfer from other plan (see note 3)	1

Net assets available for benefits at December 31, 2005	721,985

Net assets available for benefits at December 31, 2006	$830,995

The accompanying notes are an integral part of these financial statements.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan

General
The Phelps Dodge Employee Savings Plan (the Plan) is a defined contribution plan established for the benefit of eligible employees (the Participants) of Phelps Dodge Corporation (the Corporation) and its participating subsidiaries, affiliates and locations.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  A brief description of the Plan is included in the following paragraphs.  Participants should refer to the Plan document for a complete description of Plan provisions.

Administration
The Plan is sponsored by the Corporation and administered by the Corporation’s Benefits Administration Committee (the Committee) composed of eight employees of the Corporation who are appointed by the Corporation’s Board of Directors.

Effective April 1, 2005, an Investment Committee was established to designate and monitor the investment vehicles available under the Plan.  The Investment Committee is composed of six employees of the Corporation, as described by the Plan document.

Effective October 1, 2004, the Corporation entered into the Master Trust Agreement for the Phelps Dodge Employee Savings Plan (the Master Trust) with JPMorgan Chase Bank to serve as the funding vehicle for the Plan.  The Master Trust is administered by JPMorgan Chase Bank (the Trustee).  JPMorgan Retirement Plan Services LLC serves as the Recordkeeper of the Plan.

Brokerage commissions, taxes and other expenses incurred in connection with the purchase and sale of securities or other property for a fund are paid by such fund.  All other fees and expenses of plan administration are paid by the Master Trust unless the Corporation elects, in its sole discretion, to pay those expenses directly.  The investment expenses of the Master Trust primarily relate to the administration of the Master Trust’s fully benefit-responsive guaranteed investment contracts (GICs).

Contributions
All Participants are eligible to make pretax deferral contributions (Pretax Contributions), subject to certain limitations, equal to a whole percentage from 1 percent to 100 percent of their eligible earnings.  Participants who have attained age 50 before the end of the applicable year may be eligible to make additional Pretax Contributions up to the annual catch-up limit, which may be eligible for a matching contribution from the Corporation (Company Matching Contribution).  After-tax contributions are not permitted.  The Company Matching Contribution is equal to 100 percent of the Participant’s Pretax Contributions that do not exceed 3 percent of the Participant’s eligible earnings and an additional 50 percent of the Pretax Contributions that do not exceed the next 2 percent of the Participant’s eligible earnings.  Participants are eligible to make Pretax Contributions to the Plan immediately upon their hire date, and those Pretax Contributions are eligible for the Company Matching Contribution.  All contributions are invested in one or more of the investment vehicles available within the Plan as directed by Participants.  Participants are always fully vested in their total account balances.

A profit sharing contribution, as defined by the Plan document, for eligible employees may be made by the Corporation (Company Profit Sharing Contribution).  Eligible employees generally are those Participants employed in a salaried job classification, who have a year of service (1,000 hours of service) and who are employed on the last day of the Plan year.  However, if Participants entered the U.S. armed forces, retired, died or became disabled during the year, those Participants are still eligible to receive this contribution.  Profit sharing contributions of $19,240,000 for 2006 were paid to the Master Trust in 2007.  The profit sharing contribution is allocated to each Participant based on the percentage of the Participant’s eligible profit sharing earnings to the aggregate eligible profit sharing earnings for all Participants.

Investments
Participants may direct their account balances to a variety of investment vehicles comprised of common stocks, mutual funds, common/collective funds and GICs.  The Plan is intended to comply with Section 404(c) of ERISA.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan (Continued)

Distributions
Participants’ interests in the Plan become distributable upon severance from employment with the Corporation, upon attaining age 59 ½ (with certain limitations) or to their beneficiaries in the event of their death.  The distribution may be made in a single lump sum or a series of substantially equal annual, quarterly or monthly cash installments beginning no earlier than age 55 and continuing over a period not to exceed 10 years, at the election of the Participant or beneficiary.  Certain preserved benefits transferred from a merged plan into this Plan may be distributed to married participants in the form of a qualified contingent annuity.  Cash distributions are based upon the underlying closing price for all investments, except for the common stocks mentioned below.  Distributions of investments from the Phelps Dodge Common Stock Fund, Oxy Stock Fund or BP Amoco Stock Fund are based upon the actual price at which the stock is liquidated in the market three days prior to distribution.  Distributions of investments from the Phelps Dodge Common Stock Fund, Oxy Stock Fund and BP Amoco Stock Fund may also be made in shares.  Refer to Note 7, "Subsequent Events," for discussion of the conversion of the Corporation's common stock into Freeport-McMoRan Copper & Gold Inc common stock.

After-tax contributions were permitted in certain plans that transferred assets into the Plan in prior years.  Participants may withdraw such after-tax contributions and earnings thereon at any time.  The Plan also provides, with certain limitations, for hardship withdrawals of Pretax Contributions (excluding earnings), Rollover Contributions and Company Profit Sharing Contributions.  Hardship withdrawals are not granted unless other financial resources are not reasonably available, including after-tax savings or a loan from the Plan.  Rollover Contributions may be withdrawn at anytime.  Company Profit Sharing Contributions may be withdrawn once a Participant has five years of service.  All withdrawals and distributions are made in accordance with rules outlined in the Plan document.

Loans
Participants may borrow from their account balances as provided in the Plan.  Loans are repayable over a maximum of 5 years with the exception of loans for the purchase of a primary residence that may extend to 15 years.  The maximum loan amount is equal to $50,000 minus the Participant’s highest outstanding loan balance during the past 12 months, limited to 50 percent of the Participant’s vested account balance.  Loans bear interest at the prime rate as quoted by the Plan’s Trustee plus 2 percent.  The prime rate at December 31, 2006, was 8.25 percent.

Loans are repaid by payroll deductions and interest is credited to the Participant’s accounts.  Loans are generally secured by the Participant’s account balance.

Plan Termination
The Plan may be amended or terminated at any time by the Corporation.  No such action may cause any portion of the Plan assets to revert to the Corporation or to be used or diverted for any purpose other than for the exclusive benefit of Participants or their beneficiaries.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

As described in Financial Accounting Standards Board (FASB) Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP),” investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  This FSP was applied retroactively to the prior period presented on the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition
Plan investments are presented at fair value.  The fair values of common stock, mutual funds and common/collective fund shares are based upon the closing market price, net asset value and net unit value, respectively, on the valuation date.  GICs within the Master Trust are presented at fair value on the Statements of Net Assets Available for Benefits, which are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.  In determining the net assets available for benefits, the GICs are also presented at contract value, which are based upon the respective face values plus accrued interest on the valuation date because they are fully benefit responsive.  Participant loans are valued at their outstanding balance, which approximates fair value.

Security transactions are recorded on a trade-date basis.  Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes that are included in the cost of securities purchased and deducted from the proceeds of securities sold.  Net appreciation (depreciation) in the fair value of the Plan’s investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.  Dividend income is recognized on the ex-dividend date.  Interest income is recognized as earned.  Employer and Participant contributions are recognized on the accrual basis.

Risks and Uncertainties
Investments held by the Plan are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits
Benefits are recorded when paid.

New Accounting Pronouncements
In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities.  SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. generally accepted accounting principles and expands disclosure requirements about fair value measurements.  SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  As of December 31, 2006, the Committee does not believe the adoption of SFAS No. 157 will impact the financial statements; however, additional disclosures may be required.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement.  The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material.  SAB No. 108 is effective for the Plan’s fiscal year ended December 31, 2006.  The adoption of SAB No. 108 did not have a material effect on the Plan’s financial statements.

3.	The Master Trust

The Master Trust refers to the Master Trust agreement with JPMorgan Chase Bank, which was effective on October 1, 2004.  The Plan’s interest in the Master Trust represents the Plan’s investments in U.S. government securities, common/collective funds, mutual funds and GICs.

The Master Trust holds investments for the Plan as well as for two other employee savings plans of the Corporation’s subsidiaries.  At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was 99.925 percent and 98.288 percent, respectively.  During 2006, the Plan’s interest in the investment income of the Master Trust was 99.642 percent.  The records for each of the plans are maintained by the Trustee based on the individual plan participant’s investment balances.  Investment income (loss) is allocated to each Participant’s account on a daily basis through a valuation performed by the Recordkeeper.  Administrative expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share.

On March 16, 2006, the Corporation completed the sale of Columbian Chemicals Company to a company owned jointly by One Equity Partners, a private equity affiliate of JPMorgan Chase & Co., and South Korean-based DC Chemical Co. Ltd.  Accordingly, the Master Trust agreement was amended to withdraw the Columbian Chemicals Company Hourly Employee Savings Plan (CCC Plan), effective February 9, 2006, from the Master Trust.  Subsequently on February 9, 2006, the beneficial interest of the CCC Plan of $10,025,000 was transferred from the Master Trust.

The net assets available for benefits of the Master Trust at December 31 were as follows (in thousands):

	2006	2005
	(In thousands)
Mutual funds	$315,345	$294,146
Common/collective funds	266,475	256,748
U.S. government securities	159	143

Net assets available for benefits, at fair value	581,979	551,037

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	1,982	1,094

Net assets available for benefits	$583,961	$552,131

Net appreciation (depreciation), dividends and interest income, and investment expenses of the Master Trust for the year ended December 31, 2006, were as follows (in thousands):

Investment income:
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$39,582
Common/collective funds	3,840
Dividends and interest	23,639
Investment expenses	(386)

Net investment income	$66,675

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

3.	The Master Trust (Continued)

Certain of the Master Trust’s investments include GICs that are carried at contract value.  The GICs are credited with earnings on the underlying investments and charged for Participant withdrawals and administration expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The contract value of the GICs within the Master Trust as of December 31 was as follows:

	2006	2005
	(In thousands)
JPMorgan Interest Income Fund	$109,007	$108,223
JPMorgan Moderate Investment Portfolio Fund	34,096	34,109
JPMorgan Aggressive Investment Portfolio Fund	14,126	12,618
JPMorgan Conservative Investment Portfolio Fund	12,481	12,717

	$169,710	$167,667

A reconciliation of the fair market value of investments in these contracts and the related contract value as reflected in the net assets available for benefits in the Master Trust was as follows:

	December 31,
	2006	2005
	(In thousands)
Fair market value of investments	$167,486	$166,124
Synthetic wrapper value	2,224	1,543

Carrying value (contract value)	$169,710	$167,667

There were no reserves against contract value for credit risk of the contract issuers or otherwise at December 31, 2006 or 2005.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Committee does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.  The crediting interest rates are based on a formula agreed upon by the issuers, but cannot be less than zero.  Such interest rates are reviewed on a quarterly basis for resetting.

The average yields of the GICs were as follows:

	2006	2005

Based on actual earnings	5.69%	5.74%

Based on interest rate credited to participants	5.27%	5.46%

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

4.	Investments

The following table presents investments that represent five percent or more of the Plan’s net assets at December 31:

	December 31,
	2006	2005
	(In thousands)
Phelps Dodge Common Stock Fund*	$164,532	$98,413
JPMorgan Interest Income Fund**	$113,900	$110,189
JPMorgan Moderate Investment Portfolio Fund**	$84,643	$81,789
American Century Equity Growth Fund	$74,351	$75,131
JPMorgan Aggressive Investment Portfolio Fund**	$70,238	$60,467
American Century Income and Growth Fund	$61,345	$61,254
American Century Europacific Growth Fund	$55,064	$40,133
T. Rowe Price Small Cap Stock Fund	$52,043	$46,671
JPMorgan Enhanced Index Fund	$49,328	$45,335

*      Phelps Dodge Common Stock Fund is not held by the Master Trust
**   At December 31, 2005, investments have been adjusted to reflect GICs at fair value

5.	Related Party Transactions

The Trustee invests in the Corporation’s common stock in accordance with the provisions of the Plan.  The following is a summary of transactions in the Corporation’s common stock during 2006 (in thousands):

Cost of shares purchased	$69,938
Number of shares purchased	1,461

Proceeds from shares sold	$76,194
Number of shares sold	757

Value of shares distributed	$530
Number of shares distributed	14

Dividend income received	$7,155

Certain Plan investments are shares of mutual funds and common/collective trusts managed by American Century Investments and JPMorgan Asset Management while an affiliated company, JPMorgan Retirement Plan Services LLC, is the Recordkeeper as defined by the Plan.  Therefore, these transactions qualify as party-in-interest.

6.	Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated October 16, 2002, which states that the Plan met the requirements of Section 401(a) of the Internal Revenue Code and that the earnings of the trust are exempt from taxation under Section 501(a) of the Code.  The Plan has been amended since receiving the determination letter; however, the Committee and its legal counsel believe that the Plan, as amended and as operated, continues to satisfy IRS requirements for tax exemption.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

7.	Subsequent Events

On March 19, 2007, Freeport-McMoRan Copper & Gold Inc. (FCX) acquired the Corporation.  In the acquisition, each share of the Corporation’s common stock was exchanged for 0.67 shares of FCX common stock and $88.00 in cash.  Consequently, as of March 19, 2007, Participants may no longer invest in the Corporation's common stock, and FCX common stock is held in the Plan's FCX Common Stock Fund.  Participants are not permitted to direct future contributions or transfer an existing account balance into the FCX Common Stock Fund.  At this time, no other decisions have been made that will impact the Plan as a result of the acquisition.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Statements of Net Assets Available for Benefits to net assets per the Form 5500 at December 31, 2006 (in thousands):

Net assets available for benefits per Statements of Net
Assets Available for Benefits	$830,995

Less: adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(1,982)

Net assets per Form 5500	$829,013

The following is a reconciliation of total additions, net per the Statement of Changes in Net Assets Available for Benefits to total income per the Form 5500 for the year ended December 31, 2006 (in thousands):

Total additions, net per Statement of Changes in Net
Assets Available for Benefits	$217,491

Less: adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(1,982)

Total income per Form 5500	$215,509

The Plan adopted FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1 (refer to Note 2 for further discussion) as required for financial statements for annual periods ending after December 15, 2006.

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                       Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	Cash And Short-Term Investments:
	Cash	N/A			$92,769
	Bank of Nashville 5.25%	5,000			4,998
	Colonial Bank N.A. 5.15%	10,000			9,999
	Eurobank N.A. 5.75%	15,000			14,319
*	JPMorgan Chase Money Market	7,156			7,156
	LaSalle Bank Midwest 5.1%	20,000			19,991
	LaSalle Bank N.A. 5%	20,000			19,982
	Republic First Bank 5.15%	20,000			19,997
	Schwab Money Market Fund	190,259			190,259
	Schwab Retirement Money Fund	15,553			15,553
	Schwab U.S. Treasury Money Fund	4,377,917			4,377,917
	Schwab Value Advantage Money Fund	391,258			391,258
	The Coastal Bank N.A. 5.1%	5,000			4,999
	Washington Mutual Bank 5.0%	10,000			9,990
	Washington Mutual Bank 5.0%	10,000			9,988
	Washington Mutual Bank 5.05%	10,000			9,994
	Washington Mutual Bank 5.05%	10,000			9,988
	Washington Mutual Bank 5.1%	25,000			24,992
	Washington Mutual Bank 5.1%	10,000			9,987

	Total Cash and Short-Term Investments				5,244,136

	U.S. Government Securities:
	U.S. Treasury Notes 5.625%	1,000			1,009
	U.S. Treasury Strip 0%	348,000			138,928
	U.S. Treasury Strip 0%	347,000			145,306

	Total U.S. Government Securities				285,243

	Corporate Debt:
	General Motors Acceptance Corp 5.2%	10,000			9,858
	General Motors Acceptance Corp 5.0%	10,000			9,800

	Total Corporate Debt				19,658

	Common Stocks:
	1-800-Flowers.com Inc	1,600	shares		9,856
	3COM Corporation	2,279	shares		9,367
	3M Company	433	shares		33,768
	4 Kids Entertainment Inc	500	shares		9,110
	ADC Telecommunications Inc	428	shares		6,219
	AES Corporation	300	shares		6,612
	AM Communications Inc	2,000	shares		2
	AMF Bowling Inc	500	shares		–
	AMN Healthcare Services Inc	150	shares		4,131
	APAC Customer Services Inc	810	shares		3,037
	AT&T Inc	2,726	shares		97,450

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	Abraxas Petroleum Corporation	3,400	shares		10,506
	Abbott Laboratories	100	shares		4,871
	ACE*Comm Corporation	100	shares		125
	Acergy S.A.	66	shares		1,259
	Actuate Corporation	576	shares		3,421
	Adobe Systems Inc	284	shares		11,678
	Advanced Cell Technology	400	shares		232
	Advanced Micro Devices	194	shares		3,948
	Advanced Optics Electronics Inc	1,249,999	shares		250
	Advanced Viral Research	56,600	shares		1,868
	Aeroflex Inc	1,000	shares		11,720
	Aethlon Medical Inc	35,800	shares		9,666
	Aetna Inc	350	shares		15,113
	Affiliated Computer Services	20	shares		977
	Agere Systems Inc	300	shares		5,751
	Agnico Eagle Mines Ltd	2,089	shares		86,150
	Akamai Technologies	340	shares		18,061
	Alaska Communications Systems Group Inc	300	shares		4,557
	Albemarle Corp	100	shares		7,180
	Alberta Star Development Corp	1,500	shares		2,805
	Alcard Chemicals Group	3,000	shares		105
	Alcatel-Lucent	8,895	shares		126,487
	Alcoa Inc	580	shares		17,406
	Alesco Financial Inc	260	shares		2,782
	Allegheny Energy Inc	100	shares		4,591
	Allegheny Technologies Inc	71	shares		6,438
	Allied Waste Industries Inc	1,000	shares		12,290
	Allixon Corporation	20	shares		–
	Allscripts Healthcare Solutions Inc	122	shares		3,293
	AlphaRX Inc	40,000	shares		3,480
	Alternate Energy Corporation	12,000	shares		846
	Altria Group Inc	1,059	shares		90,902
	Aluminum Corporation China	213	shares		5,015
	Amazon.com Inc	505	shares		19,927
	Ameren Corporation	319	shares		17,126
	America Movil S.A.B. de C.V.	134	shares		6,059
	American Aircarriers Support	320	shares		–
	American Eagle Outfitters Inc	312	shares		9,737
	American Energy Production	25,000	shares		1,550
	American International Group	304	shares		21,774
	American Software Class A	500	shares		3,465
	American Tower Corporation Class A	140	shares		5,219
	Ametek Inc	1,504	shares		47,894
	Amgen Incorporated	400	shares		27,324
	Amigula Inc	6,000	shares		246
	Amphenol Corporation Class A	45	shares		2,800
	Amrep Corporation	12	shares		1,470

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                              Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	Anadigics Inc	100	shares		886
	Angiodynamics Inc	900	shares		19,341
	Anheuser Busch Company Inc	150	shares		7,380
	Annaly Capital Management Inc	150	shares		2,086
	Antares Pharma Inc	2,000	shares		2,400
	Apollo Gold Corporation	5,500	shares		2,530
	Apple Computer Inc	250	shares		21,210
	Applied Micro Circuits	22,800	shares		81,168
	Aqua America Inc	250	shares		5,695
	Aracruz Celulose S.A.	26	shares		1,591
	Aradigm Corporation	54	shares		49
	Arch Coal Inc	200	shares		6,006
	Archer Daniels Midland Company	531	shares		16,976
	Arete Industries Inc	10,000	shares		37
	Ariba Inc	931	shares		7,206
	Arrhythmia Research Technology Inc	300	shares		7,299
	AsiaInfo Holdings Inc	496	shares		3,809
	Astralis Ltd	1,000	shares		20
	Atmel Corporation	300	shares		1,815
	AU Optronics Corp	339	shares		4,682
	Audiovox Corporation Class A	150	shares		2,113
	Aurizon Mines Ltd	10,900	shares		34,226
	AutoImmune Inc	1,000	shares		1,140
	Avanex Corporation	650	shares		1,228
	Avaya Inc	41	shares		573
	Avici System Inc	7	shares		54
	Avid Technology	8	shares		298
	Avis Budget Group Inc	270	shares		5,856
	Avitar Inc	8	shares		–
	BB&T Corporation	150	shares		6,589
	BEA Systems Inc	150	shares		1,887
	BP plc	21,120	shares		1,417,128
	Baidu.com Inc	26	shares		2,930
	Baker Hughes Inc	120	shares		9,007
	Bank of America Corp	509	shares		27,180
	Barrick Gold Corporation	815	shares		25,020
	Bayswater Uranium Corporation	2,000	shares		2,819
	Bell Microproducts Inc	1,000	shares		7,050
	Benguet Corporation Class B	1,000	shares		550
	Berkshire Hathaway Class B	10	shares		36,660
	Best Buy Inc	102	shares		5,017
	Bio One Corporation	10,000	shares		66
	Bio Solutions Manufacturing	80	shares		14
	Biogen Idec Inc	600	shares		29,514
	Biostem Inc	44	shares		49
	Blockbuster Inc Class A	1,700	shares		8,993
	Boeing Company	388	shares		34,512

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                              Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	Bombardier Inc Class B	200	shares		679
	Boston Scientific Corporation	855	shares		14,689
	Bounce Mobile Systems	3	shares		–
	Breakwater Resources Ltd	2,500	shares		3,912
	Brigham Exploration Company	1,600	shares		11,696
	Bristo-Myers Squibb Company	793	shares		20,893
	Brocade Communications Systems Inc	200	shares		1,642
	Brookfield Asset Management Inc	100	shares		4,818
	Burlington Northern Santa Fe Corporation	100	shares		7,381
	C-COR Inc	269	shares		2,997
	CDEX Inc Class A	22	shares		6
	CEL-SCI Corporation	2,000	shares		1,120
	CMGI Inc	2,080	shares		2,787
	CMKM Diamonds Inc	4,009,996	shares		401
	CNOOC Limited	40	shares		3,785
	CALITECH Ltd	5,000	shares		2,000
	CROCS Inc	250	shares		10,800
	CSX Corporation	400	shares		13,772
	CV Therapeutics Inc	500	shares		6,980
	Caliper Life Sciences	30	shares		172
	Cameco Corp	230	shares		9,303
	Campbell Resources	10,000	shares		970
	Canadian National Railway Company	400	shares		17,212
	Canadian Natural Resources	150	shares		7,985
	Canetic Resource Trust	300	shares		4,167
	Capital One Financial Corporation	82	shares		6,300
	Capstone Turbine Corporation	5,270	shares		6,482
	Capitaris Inc	525	shares		4,079
	Cardiac Science Corporation	111	shares		896
	Cash America International	337	shares		15,805
	Cash Minerals Ltd	1,500	shares		2,191
	Caterpillar Inc	496	shares		30,390
	Celgene Corporation	100	shares		5,753
	Cell Therapeutics Inc	500	shares		875
	Centerpoint Energy Inc	77	shares		1,277
	Central Wireless Inc	5,000	shares		1
	Cereplast Inc	5,800	shares		2,146
	Chaparral Steel Company	34	shares		1,505
	Charlotte Russe Holding Inc	97	shares		2,983
	Charter Communications	2,120	shares		6,487
	Check Point Software Technologies Class F	175	shares		3,836
	Chesapeake Energy Corporation	907	shares		26,335
	Chevron Corporation	423	shares		31,098
	Chico’s FAS Inc	620	shares		12,828
	China Direct Inc	7	shares		40
	China Direct Trading Corporation	700,000	shares		24,500
	China Life Insurance	119	shares		6,011

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		Interest, collateral		(d)
		Par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	Or number of shares		**	value

	China Medical Technologies	500	shares		13,535
	China Mobile Hong Kong	150	shares		6,483
	China Mobility Solutions	8,300	shares		913
	China Unicom Ltd	1,040	shares		15,486
	China Wireless Communications	200	shares		5
	Chipmos Technologies Bermuda	500	shares		3,395
	Cholestech Corporation	182	shares		3,354
	Ciena Corporation	27	shares		748
	Cipherpass Corporation	25	shares		6
	Circuit City Stores Inc	192	shares		3,641
	Cisco System Inc	10,062	shares		274,994
	Citigroup Inc	979	shares		54,553
	Claremont Technologies	7	shares		5
	Clarent Corporation	500	shares		10
	Claude Resources	150	shares		221
	Coca Cola Company	233	shares		11,223
	Coeur D’Alene Mines Corporation	6,350	shares		31,432
	Cognizant Technology Solutions Class A	136	shares		10,494
	Coherent Inc	50	shares		1,578
	Comcast Corporation Class A	756	shares		32,001
	Commscope Inc	39	shares		1,189
	ConAgra Foods Inc	2,098	shares		56,641
	Concurrent Computer Corporation	2,000	shares		3,620
	Conexant Systems Inc	663	shares		1,353
	Conoco Phillips	581	shares		41,812
	Consolidated Communications Holdings	152	shares		3,177
	Consolidated Energy Inc	140	shares		4,498
	Consolidated Energy Inc Wyoming	1,300	shares		442
	Corning Inc	1,000	shares		18,710
	Corrections Corporation of America	20	shares		905
	Costco Wholesale Corporation	360	shares		19,001
	Countrywide Financial Corporation	208	shares		8,843
	Crystallex International Corporation	533	shares		1,929
	Cumberland Resources Ltd	2,000	shares		11,280
	Cytrogenix Inc	2,000	shares		1,200
	Cytrx Corporation	2,000	shares		3,820
	DHB Industries Inc	400	shares		1,180
	DRDGold Ltd	10,000	shares		9,000
	DRS Technologies Inc	20	shares		1,054
	DTS Inc	124	shares		3,000
	Daktronics	130	shares		4,790
	Dana Corporation	7,000	shares		9,730
	Deep Blue Marine Inc	587,352	shares		22,319
	Deep Field Technologies Inc	228	shares		34
	Deep Rock Oil & Gas Inc	2,000	shares		78
	Dell Inc	550	shares		13,799
	Delphi Automotive Systems	32,450	shares		123,959

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	Delta Air Lines Inc	6,194	shares		8,052
	Denison Mines Corporation	400	shares		4,056
	Deswell Industries Inc	112	shares		1,277
	Detour Media Group Inc	1,000	shares		–
	Devon Energy Corporation	372	shares		24,929
	Diamond Offshore Drilling Inc	100	shares		7,994
	Diatom Corporation	200	shares		120
	Dicut Inc	5,000	shares		1
	Digene Corporation	4,319	shares		206,966
	Diomed Holdings Inc	4,500	shares		3,465
	Dippy Foods Inc	2,000	shares		–
	DirectTV Group Inc	600	shares		14,964
	Discovery Holding Series A	2	shares		32
	Walt Disney Holding Company	674	shares		23,095
	Divine Inc Class A	20,328	shares		–
	Doll Technology Group	1,000	shares		16
	Donaldson Company Inc	40	shares		1,388
	DOW Chemical Company	150	shares		5,985
	Duke Energy Corporation	400	shares		13,270
	Dynamic Materials Corporation	617	shares		17,338
	Dynatronics Corporation	6,000	shares		6,720
	Dynegy Inc Class A	550	shares		3,982
	ECU Silver Mining Inc	6,900	shares		20,515
	EDO Corporation	70	shares		1,672
	EMC Corporation	2,503	shares		33,040
	Earthshell Corporation	2,000	shares		520
	Ebay Inc	90	shares		2,706
	eFotoXpress Inc	1,000	shares		–
	El Paso Corporation	400	shares		6,112
	Elan Corporation plc	200	shares		2,950
	Eldorado Gold Corporation	14,000	shares		75,600
	Embarq Corporation	46	shares		2,418
	Embraer Empresa Brazil	500	shares		20,715
	Emulex Corporation	50	shares		975
	Endovasc Limited Inc	21,500	shares		645
	Endovasc Limited Inc (Restricted)	2,125	shares		11
	Energen Corporation	100	shares		4,694
	Energy Metals Corporation	400	shares		3,472
	Ennis Business Forms Inc	150	shares		3,669
	Enron Corporation	5,470	shares		–
	Ensco International Inc	200	shares		10,012
	Enviro-Energy Corporation	54,800	shares		71
	Environmental Capital Corporation	1,257	shares		1,747
	Environmental Technologies International	6,250	shares		88
	Equitable Mining Corporation	2,000	shares		14
	E-Trade Financial Corporation	200	shares		4,484
	Eurasia Energy Ltd	200	shares		60

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	Eurotech Ltd	1,500	shares		6
	Evans Systems Inc	490	shares		–
	Evolving System Inc	5,000	shares		5,850
	Exeter Resource Corporation	435	shares		774
	Expeditors International of Washington Inc	200	shares		8,100
	Express Scripts Inc	15	shares		1,074
	Exxon Mobil Corporation	1,240	shares		95,052
	Ezenia Inc	143,245	shares		290,787
	Famous Daves of America Inc	160	shares		2,638
	Fannie Mae	173	shares		10,284
	Federal-Mogul Corporation	100	shares		59
	FedEx Corporation	50	shares		5,431
	Finova Group Inc	7	shares		–
	First Financial Bancorp Ohio	200	shares		3,322
	First Horizon National Corporation	229	shares		9,579
	First Marblehead Corporation	28	shares		1,530
	Flamel Technologies S.A.	108	shares		3,235
	Flight Safety Technologies Inc	1,368	shares		1,778
	Fonix Corporation	50	shares		–
	Ford Motor Company	2,132	shares		16,010
	Franchise Capital Corporation	1,254	shares		31
	Freeport-McMoRan Copper & Gold Inc Class B	1,707	shares		95,134
	Fronteer Development Group Inc	960	shares		8,832
	Frontera Copper Corporation	806	shares		3,442
	Fuel-Tech Inc	126	shares		3,105
	Full Metal Minerals Ltd	200	shares		371
	GHL Technologies Inc	6,850	shares		10,001
	GS Energy Corporation	36,000	shares		32
	GSI Commerce Inc	94	shares		1,762
	GTx Inc	182	shares		3,247
	GameZnFlix Inc	450,000	shares		720
	Gammacan International Inc	10,000	shares		4,000
	GAP Inc	157	shares		3,072
	Garmin Ltd	200	shares		11,132
	GASCO Energy Inc	3,000	shares		7,350
	Gateway Inc	20,000	shares		40,200
	Gemstar-TV Guide International	375	shares		1,504
	Genetech Inc	107	shares		8,681
	General Cable Corporation	33	shares		1,442
	General Chemical Group	200	shares		4
	General Electric Company	7,458	shares		277,501
	General Mills Inc	107	shares		6,154
	General Motors Corporation	240	shares		7,373
	Generex Biotechnology Corporation	10,325	shares		16,107
	Genesee & Wyoming Class A	30	shares		787
	Genomed Inc	255,000	shares		4,080
	Genta Inc	4,410	shares		1,951

Phelps Dodge Employee Savings Plan                                                                        Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                              Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	GEO Group Inc	25	shares		938
	Geocom Resources Inc	1,500	shares		395
	Geron Corporation	1,000	shares		8,780
	Glenayre Technologies	1,000	shares		2,560
	Global 1 Investments Holdings Corporation	10,000	shares		270
	Global Beverage Solutions Inc	3,164	shares		1,329
	Global Environmental Energy Corporation	200	shares		52
	Global eScience Corporation	3	shares		–
	Global Materials & Services	6	shares		–
	GlobalSantaFe Corporation	200	shares		11,756
	Globalstar Telecommunications Limited	989	shares		12
	Gold Standard Inc	125	shares		49
	GlobeTel Communications Corporation	1,812	shares		670
	GoldCorp Inc	9,617	shares		273,507
	Golden Patriot Corporation	1,000	shares		140
	Golden Phoenix Minerals Inc	1,000	shares		375
	Golden Star Resources Ltd Canada	2,800	shares		8,260
	Golden Telecom Inc	75	shares		3,513
	Goldman Sachs Group Inc	214	shares		42,622
	Goodrich Corporation	204	shares		9,290
	Goodyear Tire & Rubber Company	500	shares		10,495
	Google Inc Class A	64	shares		29,471
	Great American Food Chain	12	shares		–
	Great Panther Resources Ltd	400	shares		795
	Great West Gold Inc	4,266	shares		–
	Greenshift Corporation	9,500	shares		865
	Grey Wolf Inc	500	shares		3,430
	Grupo Aeroportuario	100	shares		3,919
	Guess Inc	23	shares		1,459
	Gulf Island Fabrication Inc	78	shares		2,878
	H&R Block Inc	1,000	shares		23,040
	Halliburton Company Holding Company	400	shares		12,420
	Hanaro Telecom Inc	340	shares		2,805
	Hansen Natural Corporation	645	shares		21,724
	Harley Davidson	253	shares		17,817
	Harrah’s Entertainment	20	shares		1,654
	Harvest Natural Resource	500	shares		5,315
	Hasbro Inc	125	shares		3,406
	Hayes Lemmerz International	300	shares		1,173
	Healthcare Service Group Inc	201	shares		5,810
	HearUSA Inc	2,000	shares		2,640
	Hecla Mining Company	1,500	shares		11,490
	HEE Corporation	4,200	shares		–
	Hercules Inc	1,000	shares		19,310
	Hewlett-Packard Company	3,301	shares		135,974
	Home Depot Inc	121	shares		4,877
	Homeland Integrated Securities	24,500	shares		29

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	Homeland Security Group International	1,500	shares		4
	Honda Motor Company	350	shares		13,839
	Huaneng Power International	600	shares		21,558
	Humana Inc	50	shares		2,766
	HydroFlo Inc	5,000	shares		25
	I2 Technologies Inc	3	shares		68
	iAsiaWorks Inc	35,000	shares		70
	iBIZ Technology Inc	114,000	shares		11
	iGO Corporation	265	shares		–
	iJoin Systems Inc	10,000	shares		2
	iVoice Inc	1,125	shares		23
	iVoice Technology	228	shares		2
	IMA Exploration Inc Class F	600	shares		312
	IPIX Corporation	7,000	shares		175
	IST Consulting Group Inc	263	shares		3,619
	Idearc Inc	96	shares		2,750
	Ignis Petroleum Group	3,740	shares		449
	ImClone Systems Inc	40	shares		1,070
	ImmunoGen Inc	2,000	shares		10,140
	Imperial Chemical Industries plc	200	shares		7,086
	Imperial Industries	100	shares		812
	Imperial Sugar Company	100	shares		2,421
	Inco Ltd	100	shares		7,356
	InfoNow Corporation	17,311	shares		2,856
	Ingersoll Rand Co Class A F	193	shares		7,561
	Innolife Pharma Inc	2,499,800	shares		750
	Insmed Incorporation	3,000	shares		2,640
	InstaCare Corporation	1,458	shares		–
	InstaCare Corp	20,532	shares		6,160
	Integrated Device Technology Inc	200	shares		3,096
	Intel Corporation	9,034	shares		182,940
	Intercontinental Exchange	15	shares		1,619
	Internap Network Services Corporation	200	shares		3,974
	International Asset Holding Corporation	300	shares		8,613
	International Business Machines	152	shares		14,765
	International Fibercom Inc	2,000	shares		–
	International Game Technology	1,256	shares		58,010
	International Power plc	100	shares		7,581
	International Rectifier Corporation	350	shares		13,486
	International Royalty Corporation	225	shares		1,147
	International Securities Exchange	100	shares		4,679
	Interra Resource Corporation	12,000	shares		780
	Intuit Inc	100	shares		3,051
	Investools Inc	1,550	shares		21,375
	Isis Pharmaceuticals Inc	444	shares		4,937
	Isonics Corporation	4,400	shares		2,526
	Itronics Inc	501,000	shares		6,263

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	Ivanhoe Energy Inc	500	shares		675
	Ivanhoe Mines Ltd	90	shares		885
	JB Hunt Transport Services Inc	50	shares		1,039
	JC Data Solutions Inc	60,000	shares		180
	JC Penny Company Inc	200	shares		15,472
	JDS Uniphase Corporation	1,320	shares		21,991
	JNR Resources Inc	4,600	shares		10,949
*	JPMorgan Chase & Company	207	shares		9,999
	JetBlue Airways Corporation	750	shares		10,650
	Johnson & Johnson	1,077	shares		71,121
	Joy Global Inc	1,000	shares		48,340
	Juniper Networks Inc	200	shares		3,788
	KB Home	1,000	shares		51,280
	Kinross Gold Corporation	3,000	shares		35,640
	Knight Capital Group Inc	30	shares		575
	Knight Transportation Inc	55	shares		938
	Knot Inc	200	shares		5,248
	Kodiak Energy Inc	780	shares		1,037
	Kona Grill Inc	50	shares		1,028
	Krispy Kreme Doughnuts Inc	85	shares		944
	Kronos Worldwide Inc	151	shares		4,917
	L.A.M. Pharmaceutical Corporation	478	shares		1
	LCA-Vision	100	shares		3,436
	LM Ericsson Telephone Company	45	shares		1,810
	Laboratory Corporation of America Holdings	100	shares		7,347
	Laidlaw Energy Group Inc	16,800	shares		77
	Lam Research Corporation	29	shares		1,468
	Lamperd Less Lethal Inc	600	shares		81
	Laramide Resources	500	shares		3,609
	Leucadia National Corporation	639	shares		18,020
	Level 3 Communications Inc	1,000	shares		5,600
	Liberty Global Inc Class A	1	share		29
	Liberty Global Inc Series C	1	share		28
	Liberty Media Corporation Class A (Interactive)	6	shares		129
	Liberty Media Corporation (Capital)	1	share		98
	Life Partners Holdings Inc	12,000	shares		1
	Lifestream Technologies Inc	3,000	shares		1
	Lime Energy Company	66	shares		59
	Liz Claiborne Inc	100	shares		4,346
	Lockheed Martin Corporation	150	shares		13,811
	Lowe’s Companies	1,850	shares		57,641
	Lubrizol Corporation	105	shares		5,291
	Lumera Corporation	2,650	shares		16,192
	Lundin Mining Corporation	4	shares		148
	MEMC Electronic Materials	100	shares		3,914
	MGM Mineral Resource	65,000	shares		78
	MIVA Inc	910	shares		3,076

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	Magnetek Inc	40	shares		226
	Makita Corporation	100	shares		3,110
	Mamma.com Inc	300	shares		1,467
	Manitowoc Inc	20	shares		1,189
	Manpower Inc	20	shares		1,499
	Marathon Oil Corporation	126	shares		11,695
	MarchFirst Inc	400	shares		–
	Martha Stewart Living Omnimedia Inc	100	shares		2,190
	Marvel Entertainment Inc	700	shares		18,837
	Marvell Technology Group Ltd	270	shares		5,181
	Mastercard Inc	150	shares		14,774
	Matrixx Initiatives Inc	500	shares		7,965
	Mattel Incorporated	270	shares		6,118
	Maui General Store Inc	6,000	shares		180
	McData Corporation Class A	11	shares		61
	MedcoHealth Solutions	36	shares		1,924
	Mediax Corporation	5,000	shares		1
	Medtronic Inc	1,137	shares		60,846
	Mega Uranium Ltd	1,250	shares		7,680
	Merck & Co Inc	2,578	shares		112,391
	Meridian Resource Corporation	4,000	shares		12,360
	Merrill Lynch & Co Inc	169	shares		15,752
	Metal Management Inc	32	shares		1,211
	Metalline Mining Company	12,100	shares		43,439
	Metlife Inc	25	shares		1,490
	Micron Technology Inc	474	shares		6,617
	Microsoft Corporation	7,263	shares		216,862
	Middleby Corp	30	shares		3,140
	Military Resale Group	25,000	shares		163
	Millicom International Cellular	29	shares		1,788
	Mine Safety Appliance Company	46	shares		1,679
	Minefinders Ltd	3,000	shares		26,700
	MobilePro Corp	90,000	shares		6,615
	Montpelier Real Estate Holdings Ltd	200	shares		3,722
	Morgan Stanley	17	shares		1,384
	Motion Picture Group Inc	100	shares		16
	Motorola Incorporated	983	shares		20,217
	Multimedia Games Inc	600	shares		5,760
	Myturn.com Inc	24,000	shares		–
	NASDAQ Stock Market Inc	200	shares		6,158
	NMT Medical Inc	1,500	shares		20,295
	NYSE Group	390	shares		37,908
	Nabors Industries Ltd	600	shares		17,868
	Nanobac Pharmaceuticals Inc	22,188	shares		2,663
	Napster Inc	400	shares		1,452
	Narrowstep Inc	4,283	shares		4,069
	Nektar Therapeutics	450	shares		6,845

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value

	Neomedia Technologies Inc	90,000	shares		4,770
	New Dragon Asia Corporation	1,000	shares		1,809
	New Plan Excel Realty Trust Inc	200	shares		5,496
	Newell Rubbermaid Inc	421	shares		12,197
	Newmarket Technology Inc	452,500	shares		152,493
	Newport Corporation	100	shares		2,095
	News Corporation Ltd Class B	231	shares		5,149
	Nokia Corporation Class F	745	shares		15,138
	Nord Resources Corporation	9,376	shares		10,782
	Nortel Networks Corporation	382	shares		10,211
	North Star Diamonds Inc	22,000	shares		176
	Northern Continental Resources Inc	30,000	shares		18,561
	Northern Orion Resources Inc	6,400	shares		23,424
	Northern Peru Copper Corporation	200	shares		1,019
	Northfield Laboratories Inc	350	shares		1,425
	Northgate Minerals Corporation	21,090	shares		73,393
	Northrop Grumman Corporation	51	shares		3,435
	Northwest Airlines Corporation Class A	4,123	shares		17,110
	Novagold Resources Inc	300	shares		5,148
	Novartis AG	102	shares		5,859
	Novatel Wireless Inc	500	shares		4,835
	Novellus Systems Inc	48	shares		1,652
	NowAuto Inc	12	shares		–
	Nucor Corporation	21	shares		1,148
	Nutri Systems Inc	284	shares		18,003
	OMNI Energy Services	147	shares		1,439
	OMNOVA Solutions Inc	500	shares		2,290
	Occidental Petroleum Corporation	2,491	shares		121,659
	Ocean Power Corporation	3,400	shares		3
	Oceaneering International Inc	1,400	shares		55,580
	Oilsands Quest Inc	270	shares		1,355
	Oncology Med Inc	100,000	shares		50
	Oncolytics Biotech Inc	800	shares		1,672
	Oracle Corporation	5,598	shares		95,950
	Oscient Pharmaceuticals Corporation	212	shares		1,073
	Overstock.com Inc	230	shares		3,634
	Owens Corning Series B	42	shares		202
	PCCW Limited	60	shares		36
	PPL Corporation	50	shares		1,792
	PW Eagle Inc	42	shares		1,449
	Pacific Ethanol Inc	300	shares		4,617
	Pactiv Corporation	1,044	shares		37,260
	Palm Inc	198	shares		2,790
	Pan American Silver Corporation Class F	2,672	shares		67,254
	Pan Nevada Gold Corporation	900	shares		541
	Pan Orient Energy Corporation	200	shares		559
	Parker Drilling Company	1,000	shares		8,170

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	Patterson UTI Energy Inc	300	shares		6,969
	Paypro Inc	1,850,000	shares		4,255
	Paystar Corporation	10,000	shares		1
	Peabody Energy Corporation	1,569	shares		63,403
	Penn Real Estate Investors Trust	200	shares		7,876
	Pentair Inc	100	shares		3,140
	Pepsico Inc	184	shares		11,492
	Peru Copper Inc	300	shares		1,026
	PetroChina Company Limited	32	shares		4,532
	Petrol Oil & Gas Inc	1,800	shares		954
	Pfizer Incorporated	1,649	shares		42,706
	Phantom Entertainment Inc	4,700	shares		15
	Philadelphia Consolidated Holding	36	shares		1,604
	Phoenix Companies	107	shares		1,694
	Pine Valley Mining Corporation	20,000	shares		660
	Pinetree Capital Ltd	430	shares		7,538
	Pioneer Drilling Company	200	shares		2,656
	Pipeline Technologies	3,000	shares		–
	Pixelworks Inc	40	shares		92
	Plains Exploration & Production Company	100	shares		4,753
	Plug Power Inc	80	shares		311
	Polymet Mining Corporation	1,000	shares		3,140
	POSCO	239	shares		19,758
	Powell Industries Inc	100	shares		3,157
	Precision Castparts Corp	16	shares		1,252
	Procter & Gamble Co	104	shares		6,654
	Proginet Corporation	625	shares		694
	Prosoft Learning	84	shares		–
	QI System Inc	200	shares		24
	QLogic Corporation	200	shares		4,384
	Quadra Mining Ltd	4,046	shares		35,636
	QUALCOMM Inc	750	shares		28,359
	Quanta Services Inc	400	shares		7,868
	Quantum Fuel Systems Technologies Worldwide	1,300	shares		2,080
	Queenstake Resources Ltd New Yukon	25,000	shares		4,750
	Quintus Corporation	400	shares		180
	RF Micro Devices Inc	1,150	shares		7,809
	RMD Entertainment Group	14,415	shares		6
	Ramp Corporation	1,000	shares		1
	Ramtron International Corp	60	shares		224
	Rayonier Inc	450	shares		18,473
	Raytheon Company	210	shares		11,088
	Realogy Corporation	50	shares		1,516
	RecordLab Corp	450	shares		–
	Redhat Inc	60	shares		1,380
	Relay Capital Corp	2,000	shares		–
	Renaissance Holdings Inc	26	shares		1,560

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	Value

	Resin Systems Inc	2,000	shares		1,400
	Reynolds American Inc	216	shares		14,146
	Rinker Group Ltd	700	shares		49,735
	Rio Tinto plc	34	shares		7,225
	Rite Aid Corporation	200	shares		1,088
	Riverbed Technology Inc	1,948	shares		59,804
	Rofin-Sinar Technologies	70	shares		4,232
	Rolling Thunder Exploration Ltd Class A	2,000	shares		2,354
	Rotoblock Corporation	450	shares		39
	SCO Group Inc	87	shares		98
	SXR Uranium One Inc	320	shares		4,400
	Safeway Inc	1,150	shares		39,744
	Sanderson Farms Inc	890	shares		26,944
	Sanofi-Aventis	105	shares		4,848
	Santoy Resources Ltd	3,000	shares		2,552
	Satcon Technology Corporation	4,500	shares		5,130
	Satelinx International	7,500	shares		2
	Schlumberger Ltd	182	shares		11,495
	Sciax Defense USA	667	shares		–
	Scient Inc	501	shares		–
	Seabridge Resources Inc	50	shares		706
	Seagate Technology Holding	314	shares		8,321
	Sears Holdings Corporation	20	shares		3,359
	Select Comfort Corporation	525	shares		9,130
	Serac Holdings Inc	257,142	shares		77
	Shaman Pharmaceuticals	100,001	shares		10
	Shaw Group Inc	44	shares		1,474
	Ship Finance International	100	shares		2,376
	Sify Ltd	25	shares		238
	Silicon Graphics	1,000	shares		17
	Silicon Image Inc	5,089	shares		64,732
	Silicon Laboratories Inc	1,200	shares		41,580
	Siliconware Precision Industries Class F	878	shares		6,901
	Silver Standard Resources Inc	375	shares		11,528
	Silver Wheaton Corporation	2,100	shares		22,008
	Simex Technologies Inc	3,000	shares		21
	Sirius Satellite Radio	56,553	shares		200,198
	Siskon Gold Corporation Class A	3,000	shares		30
	Skyworks Solutions Inc	740	shares		5,239
	SmarTire Systems Inc	40,000	shares		1,320
	Softnet Technology Corporation	375	shares		9
	Solectron Corporation	1,000	shares		3,220
	Sonic Corporation	193	shares		4,622
	Southern Copper Corporation	438	shares		23,623
	Southern Cosmetics Inc	59,000	shares		413
	Southridge Enterprises	34,527	shares		13,120
	Southwall Technologies Inc	4,000	shares		1,840

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	Southwest Airlines Company	2,500	shares		38,300
	Southwest Gas Corporation	207	shares		7,927
	Spectrum Pharmaceuticals Inc	10,500	shares		58,065
	SpeechSwitch Inc	228	shares		2
	Sprint Nextel Corporation	838	shares		15,824
	St Paul Travelers Companies Inc	4	shares		215
	Stamford International Inc	1,800	shares		–
	Starbucks Corporation	2,283	shares		80,864
	Steel Dynamics Inc	36	shares		1,168
	Sterling Mining Co	5,000	shares		15,750
	Stillwater Mining Company	300	shares		3,747
	Storagenetworks Inc	100	shares		–
	Stratasys Inc	150	shares		4,712
	Styling Technology Corporation	130	shares		–
	Sulja Brothers Building Supplies	100,000	shares		1,250
	Summus Works Inc	999,999	shares		100
	Sun Microsystems Inc	3,940	shares		21,355
	Suncor Energy Inc	100	shares		7,891
	Sunnylife Global Inc	2,450	shares		784
	Surebeam Corporation	150	shares		–
	Symantec Corporation	70	shares		1,460
	Synchronoss Technologies Inc	100	shares		1,372
	Synergy Brands Inc	805	shares		748
	Synopsys Inc	400	shares		10,692
	THC Communications Inc	19,600	shares		2
	THCG Inc	60	shares		1
	TVC Telecom Inc	50,000	shares		15
	TXU Corporation	100	shares		5,421
	Taiwan Semiconductor Manufacturing Company	300	shares		3,279
	Tamija Gold & Diamond Exploration Inc	220	shares		84
	Target Corporation	101	shares		5,782
	Targeted Genetics Corporation	150	shares		806
	Taseko Mines Ltd	9,000	shares		23,310
	Taser International Inc	2,200	shares		16,742
	Tellabs Inc	200	shares		2,052
	Telular Corporation	6,275	shares		22,904
	Teva Pharmaceutical Industries	100	shares		3,108
	Texas Instruments Inc	1,446	shares		41,634
	Texas Roadhouse Inc	360	shares		4,774
	Thatlook.com Inc	1,000	shares		–
	The Charles Schwab Corporation	127	shares		2,458
	Time Warner Inc	559	shares		12,185
	Titan Uranium Inc	5,000	shares		11,429
	Titanium Metals Corporation	1,416	shares		41,786
	Tokheim Corporation Series C	300	shares		–
	Tornado Gold International	2,500	shares		650
	Torrent Energy Corporation	6,000	shares		7,320

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	Toyota Motor Corporation	220	shares		29,548
	Trimedia Entertainment Group Inc	1,195	shares		8
	Trinsic Inc	250	shares		64
	Triton American Energy Corporation	24,750	shares		1,485
	True North Energy Corporation	2,000	shares		6,900
	Tuesday Morning Corporation	67	shares		1,046
	Tyco International Ltd	210	shares		6,395
	U.S. Bancorp	150	shares		5,429
	U.S. Global Investors Class A	100	shares		6,717
	U.S. Microbics	10,000	shares		57
	U.S. Plastic Lumber Corporation	10,000	shares		1
	US Airways Group Inc	1,144	shares		61,604
	US Gold Corporation	4,000	shares		20,200
	USA Technologies Inc	1,191	shares		8,635
	UCBH Holdings Inc	700	shares		12,292
	UEX Corporation	350	shares		1,690
	USEC Inc	1,000	shares		12,720
	Under Armour Inc Class A	200	shares		10,090
	Unico Inc Arizona	50,000	shares		690
	Union Pacific Corporation	62	shares		5,705
	United Parcel Service Class B	1	share		34
	United Technologies Corporation	132	shares		8,252
	UnitedHealth Group Inc	788	shares		42,347
	Universal Communication Systems Inc	3,000	shares		8
	Universal Express Inc	18,000	shares		70
	Universal Technical Institute	200	shares		4,442
	Universal Uranium Ltd	4,000	shares		2,302
	Uranerz Energy Corporation	1,000	shares		4,090
	Uranium Resources Inc	300	shares		1,740
	VA Software Corporation	51	shares		257
	VSUS Technologies Inc	5,000	shares		45
	Vail Resorts	100	shares		4,482
	Valero Energy Corporation	1,452	shares		74,287
	Vasomedical Inc	1,000	shares		83
	Vast Solutions Inc Class B1	44	shares		–
	Vast Solutions Inc Class B2	44	shares		–
	Vast Solutions Inc Class B3	44	shares		–
	Veridicom International	275	shares		2
	VeriSign Inc	85	shares		2,044
	Verizon Communications	1,787	shares		66,531
	Vion Pharmaceuticals Inc	56,800	shares		76,680
	Vision Technology Corporation	1,500	shares		240
	Vital Living Inc	180,000	shares		720
	Vitesse Semiconductor Corporation	900	shares		779
	Viyya Technologies Inc	30,500	shares		1,373
	Voxware Inc	333	shares		1,072
	W2 Energy Inc	28,000	shares		1,400

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	Wachovia Corporation	46	shares		2,639
	Walgreen Co	104	shares		4,777
	Wal-Mart Stores Inc	1,514	shares		69,938
	Washington Mutual Inc	122	shares		5,548
	Waste Management Inc	25	shares		925
	Watson Wyatt & Company Holding Class A	27	shares		1,219
	Wave Systems Corporation Class A	3,482	shares		8,809
	Wavo Corporation	2,100	shares		1
	WayPoint Biomedical	4,800	shares		144
	WellCare Group Inc	23	shares		1,585
	Wentworth Energy Inc	168	shares		232
	Westaim Corporation	1,000	shares		1,540
	Western Refining Inc (Formerly Giant Industries)	200	shares		14,990
	Western Refining Inc	1,413	shares		35,975
	Western Union Company	1,365	shares		30,603
	Westwood One Inc	104	shares		733
	Weyerhaeuser Company	106	shares		7,520
	World Wide Energy Corporation	100	shares		27
	World Wrestling Entertainment Inc	172	shares		2,798
	Wyndham Worldwide Corporation	40	shares		1,281
	Wynn Resorts	100	shares		9,385
	XM Satellite Radio Holdings	550	shares		7,948
	XTO Energy Inc	200	shares		9,410
	Xechem International Inc	1,600	shares		40
	Xerox Corporation	100	shares		1,695
	Xsunx Inc	4,000	shares		1,520
	Yahoo! Inc	2,174	shares		55,524
	Yamana Gold Inc	7,520	shares		99,114
	Yum Brands Inc	15	shares		882
	Zap	1,366	shares		1,085
	Zumiez Inc	200	shares		5,908

	Total Common Stock				10,782,579

	Preferred Stock:
	HEE Corporation	4,200	shares		–
	Strats(Sm) Trust for Wal-Mart Stores Inc	200	shares		4,756

	Total Preferred Stock				4,756

	Mutual Funds:
	Acadian Emerging Markets Portfolio Institutional Class	911	shares		25,217
	Aim Energy Fund	975	shares		37,263
	Aim Financial Services Fund Investment Class	363	shares		10,297
	Aim Technology Fund	108	shares		3,069
	Al Frank Fund	205	shares		6,741
	Allianz NACM Pacific Rim Fund Class D	357	shares		5,315
	Allianz NFJ Dividend Value Fund Class D	614	shares		10,476

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	Allianz OCC Value Fund Class D	1,621	shares		28,344
	Allianz RCM Healthcare Fund Class D	1,326	shares		29,737
*	American Century Global Gold Fund	1,572	shares		30,849
*	American Century Benham Target Maturities T	271	shares		21,190
*	American Century Equity Growth Fund	3,167	shares		81,193
*	American Century Equity Income Fund Institutional
	Class	11,181	shares		95,935
*	American Century International Growth Investment
	Class	2,527	shares		31,632
*	American Century Small Company Fund	7,027	shares		69,426
*	American Century Technology Fund	329	shares		6,919
	Ariel Appreciation Fund	152	shares		7,347
	Ariel Fund	452	shares		23,418
	Artisan International Fund	9,854	shares		285,675
	Artisan International Value Fund	810	shares		22,615
	Artisan Midcap Fund	783	shares		23,860
	Baron Growth Fund	93	shares		4,654
	Baron Partners Fund	1,411	shares		31,516
	Bjurman Barry Micro Cap Growth Fund	3,673	shares		76,661
	Boston Properties Inc	213	shares		23,786
	Buffalo Small Cap Fund	18	shares		487
	CRA Qualified Investment Fund	500	shares		5,210
	Calamos Growth Fund Class A	285	shares		15,347
	Clipper Fund	712	shares		65,502
	Cohen & Steers Realty Shares	769	shares		68,785
	Columbia Acorn Fund Class Z	1,871	shares		55,589
	Columbia Marsico Focused	4,909	shares		109,622
	Columbia Small Cap Growth I Class Z	531	shares		15,039
	DWS Health Care Fund Class S	674	shares		16,850
	Diamond Trust Series I	100	shares		12,441
	Direxion Nasdaq 100	1,521	shares		28,101
	Dodge & Cox Balanced Fund	120	shares		10,434
	Dodge & Cox Income Fund	3,528	shares		44,350
	Dodge & Cox International Stock Fund	2,030	shares		88,650
	Dodge & Cox Stock Fund	722	shares		110,792
	Dreyfus Appreciation Fund	569	shares		24,918
	Dreyfus Premier Technology Growth Class A	224	shares		5,547
	Dreyfus Small Cap Stock Index	2,151	shares		50,606
	Driehaus Emerging Markets Growth Fund	157	shares		6,127
	Eaton Vance Greater	103	shares		2,670
	Excelsior Emerging Markets Fund	5,394	shares		76,382
	Excelsior Energy & Natural Resources	1,001	shares		21,652
	Excelsior Real Estate Fund	669	shares		7,515
	Excelsior Value & Restructuring Fund	4,436	shares		233,091
	FBR Small Cap Financial Fund	863	shares		24,962
	FBR Small Cap Fund	331	shares		17,834
	FMA Small Company Portfolio Institutional Class	2,525	shares		53,269

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	FMI Focus Fund	91	shares		2,951
	Fairholme Fund	289	shares		8,381
	Federated Cap Appreciation Class A	132	shares		3,238
	Federated International Small Company Fund	510	shares		22,496
	Federated Kaufman Fund Class K	1,783	shares		10,089
	Fidelity Aggressive Growth Fund	111	shares		2,159
	Fidelity Contra Fund	615	shares		40,114
	Fidelity Discovery Fund	575	shares		7,388
	Fidelity Equity Income Fund	30,066	shares		1,760,340
	Fidelity Growth Company Fund	22	shares		1,568
	Fidelity Latin American Fund	128	shares		5,709
	Fidelity Magellan Fund	31,542	shares		2,823,657
	First Israel Fund	200	shares		3,735
	Firsthand Technology Value Fund	131	shares		4,721
	Friedman Billings Group	191	shares		1,532
	Harbor Capital Appreciation Fund	2,469	shares		82,357
	Harbor International Fund Investor Class	150	shares		9,242
	Harbor International Fund	1,939	shares		120,280
	Harding Loevner Emerging Markets	815	shares		36,485
	Harvest Energy Trust Units	321	shares		7,206
	Heartland Value Fund	39	shares		1,978
	Hennessy Cornerstone Growth Fund Series I	1,651	shares		49,058
	Hennessy Cornerstone Value Fund	1,696	shares		25,877
	Hennessy Focus 30 Fund	434	shares		5,475
	Hodges Fund	549	shares		14,251
	Icon Healthcare Fund Class A	551	shares		9,133
	Icon Information Technology Fund Class A	1,460	shares		13,634
	iShares MSCI Canada Index Fund F	120	shares		3,038
	iShares COMEX Gold	43	shares		2,720
	iShares Dow Jones U.S. Basic Materials	203	shares		11,964
	iShares Dow Jones U.S. Energy Securities Index Fund	310	shares		31,570
	iShares Dow Jones Select Dividend	110	shares		7,793
	iShares Dow Jones U.S. Real Estate	445	shares		37,076
	iShares Goldman Sachs	60	shares		3,661
	iShares Nasdaq Biotech Index Fund	100	shares		7,776
	iShares Russell 2000 Index	159	shares		12,436
	iShares Russell 2000 Value Index	189	shares		15,129
	iShares Russell 3000 Value Index	83	shares		8,976
	iShares S&P Smallcap 600 Index Fund	943	shares		62,254
	iShares S&P 100 Index	100	shares		6,608
	iShares Silver Trust	240	shares		30,874
	Janus Balanced Fund	3,068	shares		74,890
	Janus Contrarian Fund	4,938	shares		83,114
	Janus Enterprise Fund	288	shares		13,655
	Janus Fundamental Equity Fund	221	shares		5,730
	Janus Global Life Science Fund	357	shares		7,019
	Janus Growth & Income Fund	1,436	shares		54,956

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	Janus Mid Cap Value Investor Shares	462	shares		10,993
	Janus Orion Fund	4,151	shares		40,932
	Janus Overseas Fund	2,387	shares		110,535
	Janus Research Fund	1,108	shares		27,638
	Janus Small Cap Value Investor Shares	2,059	shares		53,423
	Janus Twenty Fund	588	shares		32,123
*	JPMorgan Growth Advantage Fund	248	shares		1,799
*	JPMorgan Bond Fund Select Shares	5,330	shares		49,306
	Julius Baer International Equity Fund A	6,823	shares		288,141
	Keeley Small Cap Value Fund	3,141	shares		81,924
	Kimco Realty Corporation	400	shares		17,980
	LSV Value Equity Fund	5,986	shares		114,574
	Laudus International Discovery Fund Investors	1,032	shares		11,718
	Lazard Emerging Market Portfolio Open Shares	2,493	shares		51,907
	Loomis Sayles Bond Fund	954	shares		13,637
	Loomis Sayles Bond Fund Class R	524	shares		7,460
	Managers Bond Fund	1,798	shares		44,687
	Managers Freemont Bond Fund	1,530	shares		15,656
	Matthews China Fund Class I	2,484	shares		60,017
	Matthews India Fund	1,016	shares		15,697
	Matthews Pacific Tiger Fund	3,719	shares		88,174
	Meridian Value Fund	1,272	shares		45,299
	Metzler/Payden European Emerging Markets	159	shares		5,149
	Muhlenkamp Fund	38	shares		3,309
	Munder Internet Fund Class A	41	shares		847
	NASDAQ 100 Shares	757	shares		32,681
	NB Socially Responsive Fund	665	shares		17,086
	Navellier Mid Cap Growth	818	shares		25,106
	Needham Growth Fund	792	shares		30,889
	Nicholas II Fund Class I	260	shares		5,956
	Nuveen Equity Premium Opportunity Fund	800	shares		14,896
	Oakmark Fund	137	shares		6,271
	Oakmark Global Fund Class I	2,550	shares		64,464
	Oakmark Select Fund	1,116	shares		37,361
	Oberweis China Opportunities Fund	2,757	shares		53,852
	Old Mutual Barrow Hanley Value Fund	350	shares		3,052
	Old Mutual Select Growth Fund	196	shares		4,927
	Oppenheimer Developing Markets Class A	392	shares		16,149
	Osterweis Fund	455	shares		12,051
	Parnassus Equity Income Fund	218	shares		5,413
	Parnassus Fund	709	shares		25,701
	Parnassus Fixed Income Fund	292	shares		4,696
	Pax World Balanced Fund	254	shares		6,224
	PIMCO CommodityRealReturn Strategy D	169	shares		2,346
	Pin Oak Aggressive Stock	190	shares		4,147
	Portfolio 21	241	shares		7,905
	PowerShares Exchange Trading Fund Trust	101	shares		1,695

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	PowerShares Exchange Trading Fund Trust	100	shares		1,988
	PowerShares Exchange Trading Fund Trust	401	shares		7,376
	PowerShares Exchange Trading Fund Trust	300	shares		4,794
	Primewest Energy Trust	100	shares		1,847
	ProFunds Bull Fund Investor Shares	406	shares		25,925
	ProFunds Small-Cap Fund	126	shares		5,664
	ProFunds Ultra	146	shares		4,936
	ProFunds UltraMid-Cap Investor Class	111	shares		5,357
	ProFunds UltraJapan Fund	276	shares		13,488
	ProFunds UltraSector Real Estate Investors	59	shares		3,328
	Prudent Global Income Fund	724	shares		9,051
	RS Diversified Growth Fund	455	shares		10,973
	RS Global Natural Resources Fund	236	shares		7,284
	RS Internet Age Fund	571	shares		4,540
	RS Investors Fund	746	shares		8,764
	RS Partners Fund	90	shares		3,153
	RS Value Fund	940	shares		25,796
	Red Oak Technology	255	shares		1,850
	Reynolds Blue Chip Growth Fund	21	shares		623
	Rivus Bond Fund	2,168	shares		38,718
	Royce Fund Premier Series	7,708	shares		136,116
	Royce Premier Fund	1,111	shares		19,612
	Royce Total Return Fund	1,760	shares		24,204
	Royce Value Plus Fund	1,766	shares		24,887
	SPDR S&P Dividend ETF	100	shares		6,185
	SPDR Trust Unit Series 1	54	shares		7,604
	SSGA International Stock Selection Fund	3,250	shares		44,877
	Schwab Core Equity Fund	1,662	shares		30,859
	Schwab Dividend Equity	5,726	shares		84,462
	Schwab Health Care Fund	1,791	shares		26,941
	Schwab International Index Fund	604	shares		13,031
	Schwab Premier Equity Investment Shares	2,136	shares		27,623
	Schwab S&P 500 Index Fund Investors Shares	8,813	shares		192,478
	Schwab S/T Bond Market Index Fund	1,517	shares		15,060
	Schwab Small-Cap Index Fund	496	shares		11,627
	Schwab Small-Cap Fund Investors	3,709	shares		67,421
	Schwab Total Bond Market Index Fund	26,799	shares		263,705
	Schwab Total Stock Market Investors	2,476	shares		60,268
	Schwab Total Stock Market Select	3,865	shares		94,218
	Schwab 1000 Index Fund Investor Shares	34	shares		1,398
	Sector SPBR Trust	200	shares		4,652
	Selected American Shares	750	shares		34,557
	Small Cap Opportunities Fund (Kinetics)	1,229	shares		33,104
	South Shore Fund	552	shares		21,652
	StreetTRACKS Gold Trust	265	shares		16,751
	StreetTRACKS Series Trust Fund	50	shares		2,830
	SunAmerica Focused Alpha	225	shares		4,442

Phelps Dodge Employee Savings Plan                                                                       Supplemental Information
Schedule of Assets (Held at End of Year)                                                                                                                             Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	T. Rowe Price Capital Appreciation Fund	464	shares		9,575
	T. Rowe Price Emerging Markets Stock Fund	506	shares		16,416
	T. Rowe Price Equity Income Fund	1,240	shares		36,657
	T. Rowe Price Health Sciences Fund	2,215	shares		57,882
	T. Rowe Price Latin America Fund	423	shares		15,952
	T. Rowe Price Mid-Capital Growth Fund	1,089	shares		58,490
	T. Rowe Price New Asia Fund	13,610	shares		193,397
	T. Rowe Price New Era Fund	240	shares		11,049
	T. Rowe Price New Horizons Fund	120,352	shares		3,886,160
	T. Rowe Price Science & Technology Fund	73,115	shares		1,532,487
	T. Rowe Price Spectrum Income Fund	1,957	shares		23,857
	Templeton Global Smaller Companies Advisor Class	935	shares		8,545
	Third Avenue Real Estate Value Fund	1,102	shares		38,163
	Third Avenue Value Fund	456	shares		27,128
	Thornburg Value Fund Class A	1,481	shares		58,196
	Tocqueville Gold Fund	4,071	shares		209,377
	Touchstone Large-Cap Growth Fund Class A	325	shares		7,029
	Touchstone Small-Cap Value Opportunities Class Z	153	shares		3,037
	Touchstone Ultra Short Duration Fixed Income Fund
	Class Z	11,609	shares		117,253
	Turner New Enterprise Fund Class I	447	shares		3,040
	Tweedy Browne Global Value Fund	1,254	shares		38,778
	UMB Scout International Fund	3,490	shares		113,973
	UMB Scout Small Cap Fund	2,400	shares		40,396
	U.S. Global Accolade Eastern European Fund	92	shares		4,177
	U.S. Global Investors Global Research Fund	2,960	shares		43,929
	U.S. Global Investors World Precious Minerals Fund	619	shares		16,875
	United States Oil Fund	400	shares		20,640
	Van Kampen American Cap Income Trust	652	shares		3,892
	Vanguard Balanced Index Short-Term	4	shares		36
	Vanguard Emerging Markets Stock Index	934	shares		22,672
	Vanguard Financial Index Securities – Short-Term
	US Treasury	1,441	shares		14,817
	Vanguard GNMA Fund Investors Shares	1,162	shares		11,866
	Vanguard Health Care Fund	227	shares		33,104
	Vanguard High-Yield Corporate Fund	28,653	shares		178,224
	Vanguard Inflation Protected Security Fund	869	shares		10,238
	Vanguard International Equity Index Fund	130	shares		10,061
	Vanguard Mid Cap Index Fund	1,273	shares		25,183
	Vanguard Precious Metals Fund	915	shares		25,655
	Vanguard Real Estate Investment Trust Index Fund	1,200	shares		30,683
	Vanguard Short-Term Investment Grade	11,034	shares		116,521
	Vanguard Strategic Equity Fund	560	shares		13,246
	Vanguard Total Balanced Market Index Fund	3,093	shares		30,895
	Vanguard Total International Stock Index Fund	2,625	shares		46,379
	Vanguard Total Stock Market Index Fund	3,086	shares		105,212
	Vanguard Value Index Fund	525	shares		13,956

Phelps Dodge Employee Savings Plan                           Supplemental Information
Schedule of Assets (Held at End of Year)                                                                         Schedule I
December 31, 2006

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral		(d)
		par or maturity value,		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value

	Vanguard Wellington Fund	1,160	shares		37,629
	Vanguard Windsor II Portfolio	1,935	shares		67,243
	Vanguard 500 Index Fund Investor Shares	720	shares		94,077
	Ventas Inc	347	shares		14,679
	Victory Diversified Stock Fund	4,908	shares		88,587
	Wasatch Core Growth Fund	323	shares		12,860
	Wasatch Global Science & Technology Fund	218	shares		3,221
	Weingarten Realty Investors	46	shares		2,131
	Weitz Partners Value Fund	377	shares		9,199
	Weitz Value Portfolio	396	shares		15,937
	Wells Fargo Advantage	313	shares		3,905
	Westcore Plus Bond Fund	1,050	shares		11,069
	WF Advantage Opportunity	927	shares		38,608
	White Oak Growth Stock	132	shares		4,270
	William Blair Emerging Market Growth Class N	360	shares		6,984
	William Blair International Growth Fund N	1,180	shares		32,698
	William Blair Value Discovery Class N	1,112	shares		18,085
	Womens Equity Fund	678	shares		14,758

	Total Mutual Funds				18,512,050

	Partnerships:
	Kinder Morgan Energy Partners LP	260	shares		12,458
	Pengrowth Energy Trust	200	shares		3,442

	Total Partnerships				15,900

	Employer Stock:
*	Phelps Dodge Corporation	1,374,304	shares		164,531,719

	Participant Loans:
*	Loans to Various Participants	6% - 11.5%
		Maturing through 2021			26,689,663

	Investment in Master Trust				581,540,623

	Total Assets Held for Investment				$807,626,327

*	This is a related party, a party-in-interest for which a statutory exemption exists.

**	All investments are participant directed; therefore, disclosure of costs is not required.

See Report of Independent Registered Public Accounting Firm.

Index to Exhibits

23           Consent of PricewaterhouseCoopers LLP

                                                                                                  Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-26442) of Phelps Dodge Corporation of our report dated June 29, 2007 relating to the financial statements of the Phelps Dodge Employee Savings Plan, which appears in this
Form 11-K.

/s/PricewaterhouseCoopers LLP
Los Angeles, CA
June 29, 2007